SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                               Sunway Global Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    86800G105
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 22, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  86800G105

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7.       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8.       SHARED VOTING POWER   -  5,205,369
OWNED BY
EACH                             9.       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10.      SHARED DISPOSITIVE POWER  -  5,205,369

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,205,369

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.2%

14.  TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  86800G105

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                        7.       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8.       SHARED VOTING POWER   -  5,205,369
OWNED BY
EACH                             9.       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10.      SHARED DISPOSITIVE POWER  -  5,205,369

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,205,369

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.2%

14.  TYPE OF REPORTING PERSON

     CO

                                Page 3 of 7 pages

CUSIP No.:  86800G105

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7.       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8.       SHARED VOTING POWER   -  5,205,369
OWNED BY
EACH                             9.       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10.      SHARED DISPOSITIVE POWER  -  5,205,369

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,205,369

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.2%

14.  TYPE OF REPORTING PERSON

     IA

                               Page 4 of 7 pages

                                EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Sunway Global Inc. (f/k/a National Realty & Mortgage, Inc.), a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 3 supplements Item 3 and amends and restates in its entirety Item 5 of the Schedule 13D (as amended) (the "Existing Schedule 13D") filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of funds used to make the purchases described in Item 5(c) of this Amendment No. 3 was working capital of the Fund and the amount of funds totaled $638,970.90.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund directly beneficially owns 5,205,369 shares of Common Stock, representing 28.2% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 18,446,045 shares of Common Stock outstanding as of as of June 26, 2008, as reported by the Issuer's Quarterly Report on Form 10-Q/A filed June 30, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,205,369 shares of Common Stock reported herein.

         (c) The Fund engaged in the following transactions on the open market with respect to the Issuer's Common Stock:


         Transaction      Number of         Price             Type of
         Date              Shares         per Share           Transaction
         ----------------------------------------------------------------
         5/12/08           5,011            $2.90             Purchase
         5/12/08           1,000            $3.00             Purchase
         5/13/08  `        8,214            $3.00             Purchase
         5/15/08           6,700            $3.00             Purchase
         5/22/08           14,500           $3.00             Purchase
         6/3/08            23,901           $3.00             Purchase
         6/4/08            10,000           $3.00             Purchase
         6/23/08           10,311           $3.00             Purchase
         6/24/08           2,241            $2.50             Purchase
         6/24/08           10,500           $2.80             Purchase
         6/24/08           14,502           $3.00             Purchase
         6/24/08           500              $3.25             Purchase
         7/1/08            11,971           $3.00             Purchase
         7/2/08            32,500           $3.00             Purchase
         7/7/08            1,000            $2.70             Purchase
         7/7/08            20,000           $2.75             Purchase
         7/7/08            4,000            $3.00             Purchase
         7/8/08            2,000            $2.50             Purchase
         7/9/08            700              $3.00             Purchase
         7/10/08           5,000            $2.75             Purchase
         7/11/08           2,500            $2.75             Purchase
         7/14/08           5,000            $2.75             Purchase
         7/15/08           10,000           $2.75             Purchase
         7/17/08           13,297           $3.00             Purchase
         7/22/08           647              $2.75             Purchase

                                Page 5 of 7 pages

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of Amendment No. 2 to this Schedule 13D.

         (d)      Not applicable.

         (e)      Not applicable.




                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund





                                Page 7 of 7 pages